

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Via U.S. Mail

B. Lynn Walsh, Esq.
General Counsel
Internet Brands, Inc.
909 N. Sepulveda Blvd., 11th Floor
El Segundo, California 90245

> **Re: Internet Brands, Inc.**
> **Schedule 13E-3**
> **Filed on September 30, 2010**
> **File No. 005-83613**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 30, 2010**
> **File No. 001-33797**

Dear Ms. Walsh:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.   We note the disclosure under various items of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of

Schedule 13E-3. Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

2.   Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We note that certain members of the company's management team may enter into agreements to purchase equity interests in Parent prior to the special meeting. Other than the agreement with Mr. Brisco, please update your disclosure to disclose any additional agreements which have been negotiated and if so, with whom. Further, please advise us of whether there are any agreements with respect to future participation (equity or otherwise) in Parent involving non-employee directors of the company. Please confirm your understanding that the execution of any of the aforementioned agreements would require consideration of whether such affiliates are engaged in the going private transaction and whether such affiliates are required to comply with Schedule 13E-3 filing and disclosure obligations. Refer generally to Compliance and Disclosure Interpretation 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations relating to Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

Item 12

3.   To the extent known after making reasonable inquiry, state whether or not any executive officer or director of the issuer has made a recommendation with respect to the transaction and the reasons for the recommendation, other than as set forth in the filing. See Item 1012(e) of Regulation M A.

Exhibits

4.   Certain of exhibits (c)(2) through (c)(5) contain a disclaimer that these materials are solely for the use of the board of directors and special committee. Please revise to remove the implication that investors are not entitled to rely on the materials. Alternatively, advise us of the basis for Jeffries' belief that shareholders cannot rely upon the opinion to support any claims against Jeffries arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Jeffries). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to Jeffries would have no effect on the rights and responsibilities of either Jeffries or your board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

5.   The current reports on Form 8-K filed as exhibits (a)(3) and (a)(5)(ii) to your Schedule 13E-3 contain references to the Private Securities Litigation Reform Act of

1995. Please note that the safe harbor is not available for statements made in connection with a going private transaction. Refer to Section 21E(b)(2)(C) of the Exchange Act. Please refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications or filings relating to this offer.

Preliminary Proxy Statement on Schedule 14A

General

6.   Please clearly mark your proxy statement and form of proxy as "Preliminary Copies." See Rule 14a-6(e)(1) of Regulation 14A.

Summary Term Sheet

Recommendation of Our Special Committee and Board of Directors, page 3

7.   We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to the company and its unaffiliated stockholders, with such term defined to mean stockholders other than the Participating Employees. We consider all of the company's directors and officers to be affiliates of the company. Accordingly, please revise here and as necessary throughout the filing, to provide the fairness determination as required by Item 1014(a) of Regulation M-A.

Questions and Answers about the Merger and the Special Meeting

How do the directors and executive officers of the Company and Idealab intend to vote?, page 12

8.   You state that the directors and executive officers of the company intend to vote all of their shares of common stock for the adoption of the merger agreement. Please state the reasons for the intended action. See Item 1012(d) of Regulation M-A.

Special Factors

Background of the Merger, page 16

9.   Please briefly disclose the subject of the discussions that took place between the company and the potential bidders between August 11 and August 24.

10.   Please briefly disclose the main points of discussion between the company and Party A on September 1, 2, 4 and 5.

11.   Please disclose the range of valuations provided by Party A to the company on September 8.

Reasons for the Merger…, page 24

12.   Please ensure that you present the purposes of the transaction for the company, and its reasons for undertaking the transaction at this particular time. See Item 1013(a) and (c) of Regulation M-A.

13.   Please more clearly present the ultimate determination of the special committee and the board of directors that the proposed transaction is both substantively and procedurally fair to the unaffiliated security holders.

The Special Committee, page 24

14.   Many of the factors in the lists beginning on page 24 and on page 26 are duplicative. Please revise to eliminate this repetition, which may give the impression that the special committee considered more positive factors than it actually did. Mr. Brisco's fairness factors, and those of Parent, Merger Sub and the H&F Filing Persons, are similarly repetitive.

15.   In the second bullet point on page 25, you state that the cash nature of the consideration allows your stockholders to receive a fair value for the securities. Please advise how the receipt of cash ensures fair value of the consideration, or revise your disclosure. Similar language appears in the fairness determinations of other filing persons.

16.   On page 26, you refer to arm's-length negotiations between the parties. References to arm's-length negotiations are inappropriate in a Rule 13e-3 transaction. Please revise here and throughout your document.

Opinion of Financial Advisor to Our Special Committee

Comparable Public Company Analysis, page 33

17.   Please explain why Jeffries utilized the ranges set forth in the table on page 34, with reference to the ranges set forth on the prior page.

18.   Please briefly disclose the criteria used by Jeffries in determining to include or exclude companies from this analysis.

Comparable Transactions Analysis, page 34

19.   In the paragraph appearing below the table on page 35, please disclose how Jeffries selected the reference ranges appearing in the first sentence.

Present Value of Illustrative Future Share Price Analysis, page 36

20.   Please disclose how Jeffries determined it was appropriate to use a discount rate of 11.5% to 12.5% for this analysis and the discounted cash flow analysis. Please also disclose any uncertainties or other implications arising from the use of this discount rate.

General, page 36

21.   Please disclose the portion of the total fee to Jeffries which is payable contingent upon consummation of the merger.

22.   We note your disclosure that Jefferies has, in the past, provided financial advisory services to affiliates of Parent and may do so in the future and has received, and may receive, fees for the rendering of such services. The description in the proxy statement regarding the material relationships between Jeffries and Parent does not provide a narrative and quantitative description of the fees paid or to be paid to Jeffries and its affiliates by Parent and its affiliates. Please revise the proxy statement to provide these disclosures.

Position of Mr. Brisco as to the Fairness of the Merger, page 39

23.   Please briefly disclose the detriments of the transaction, as they appeared to Mr. Brisco in determining the substantive and procedural fairness of the transaction.

Solicitation of Proxies, page 67

24.   You state that you may employ a variety methods to solicit proxies. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Parties to the Merger

Micro Holding Corp. and Micro Acquisition Corp., page 69

25.   Please disclose the equity ownership structure for Parent. Your disclosure implies that this entity is wholly-owned by H&F Fund VI, but please clarify this point.

The Merger Agreement, page 70

26.   In this section of your proxy statement, as well as in the Form 8-K you filed on September 9, 2010, you state that the merger agreement is not intended to provide any factual information about the Company, Parent, Merger Sub or their respective affiliates.

Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Important Information Regarding Internet Brands

Historical Selected Financial Data, page 101

27.   Please disclose the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K. Refer to Instruction 1 to Item 13 of Schedule 13E-3 and Item 1010(c)(4) of Regulation M-A.

Important Information Regarding Parent, Merger Sub and the H&F Filing Persons

The H&F Filing Persons, page 109

28.   Please provide all information required by Item 1003(c)(2) of Regulation M-A for Mr. Henske.

Form of Proxy

29.   You appear to be seeking discretionary authority to vote with respect to such other business as may properly come before the meeting. We also note the disclosure appearing on page 67 under the heading "Other Matters." This disclosure does not appear to comport with Rule 14a-4(c)(3) under the Exchange Act. Please advise, or revise your proxy statement and/or form of proxy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Mellissa Campbell Duru, Special Counsel, at (202) 551- 3757.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (213) 683-5137
Robert B. Knauss, Esq.
Munger, Tolles & Olson LLP